SUPPL



SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

**Madrid, December 2003**

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange ( the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

**EXHIBIT 1. -** The Company informs that the Board of Directors of Telepizza, S.A., on the meeting of December 19th, 2003 has adopted the following decisions regarding to the international division of the Group which means the discontinuity of the activities in Mexico and France, filed with the C.N.M.V dated on 12/26/03

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours



Igor Albiol
Controller Director



dlw 1/23

**Outstanding facts and other information**

Checks made through the Databases
Of Official Registries

Outstanding facts and other information

**TELE PIZZA, S.A.**

**Date: 12/26/03** **Relevant Information 39957**

The Company informs that the Board of Directors of Telepizza, S.A., on the meeting of December 19th, 2003 has adopted the following decisions regarding to the international division of the Group which means the discontinuity of the activities in Mexico and France.

**Zurbano, 49 – of Nª4**
**28010 MADRID**
**Tlf.91 310 23 01 – 02**
**FAX 91 319 61 89**
**e-mail: j.gaspar@abogadoszurbano.com**

**Telepizza, S.A.**
**Secretaría del Consejo de Administración**

According to the Law 24/1988, article nº82, dated of July 28th related to the Stock Market, with this letter, Telepizza, S.A. informs to the Comisión Nacional del Mercado de Valores, the following Outstanding Fact (it is attached the Press Release related with this Outstanding Fact will be sent to the press):

The Board of Directors of Telepizza, S.A., on the meeting of December 19th, 2003 has adopted the following decisions regarding to the international division of the Group which means the discontinuity of the activities in Mexico and France, and the favouring of its presence and development in Portugal, Poland, Chile and Centro America.

Regarding the agreements, in Mexico, Telepizza, S.A. and Grupo Campero have agreed to end the agreement of co-investment signed, which resulted in the set up of a joint-venture with Grupo C&T de Iberoamércia, S.A. de CV and Prestadora de Servicios de Iberoaérica, S.A., de C.V. which activity was the joint development of the business activities in Mexico, with the brand name *Tele Pizza and Pollo Campero* with the experience and the market knowledge of Grupo Campero, as a company leader on "fast service" restaurants in Centro America.

Likewise, in France, Telepizza, S.A., has decided to finish the agreement of masterfranchise with RM Master Sas that included the 29 stores in France.

Up-to-date, the results of the activities joint-venture with Grupo Campero, in Mexico and the master franchise, in France, haven´t reached the projected viability that was fixed for the continuity of operations in each Business Plan.

Within this situation and taking into account the scarce expectations of growing and development preview in both markets, Telepizza, S.A. has decided to finish the activities in both, starting with the process of selling off its goods, assets and rights, in Mexico and France.

The execution of these agreements, will imply the recording of a provision against 2003 results, in a maximum amount estimated of 33 millions euros, although its determination and the quantification is attached to the liquidation process which is expected to finish during the first quarter of 2004 . Apart from said provision, the closing process doesn't imply additional payments for Telepizza Group.

The decision of finishing the activity in these countries, ends the process of write off of assets of Telepizza Group, and it will imply an improvement in the results of the following years, this decision will allow the Group to direct the management and investments, regarding the international division, towards the areas with a growing development and in which the company has a leadership position in each market, Portugal, Poland and Chile. The company will continue with the development in Centro America in cooperation with Grupo Campero.

Javier Gaspar Pardo de Andrade
Board Member Secretary
Telepizza, S.A.

# PRESS RELEASE

TELEPIZZA

Telepizza Group has finished the reorganisation process of its international division with the closure of the activities in Mexico and France.

Regarding Mexico, Telepizza, S.A. and Grupo Campero have agreed to end the agreement of co-investment signed for the joint development of the business activities in Mexico, with the brand name Tele Pizza and Pollo Campero.

Likewise, in France, Telepizza, S.A. has decided to finish the agreement of master franchise with RM Master.

Up-to-date, the activity, in Mexico and France, hasn't reached the projected viability that was fixed for the continuity of operations in each Business Plan.

Within this situation and taking into account the scarce expectations of growing and development in both markets, Telepizza, S.A. has decided to finish the activities in both areas, starting with the process of selling off its goods, assets and rights, in Mexico and France.

The execution of these agreements, will imply the recording of a provision against 2003 results, in a maximum amount estimated of 33 millions euros, although its determination and the quantification is attached to the liquidation process which is expected to finish during the first quarter of 2004 . Apart from said provision, the closing process doesn't imply additional payments for Telepizza Group.

The Company discontinued the activity in United Kingdom and Morocco in 2001, as the activities in both countries didn't reach the projected profitability. On the contrary, in Mexico and France it was considered the possibility of taking back the activity with local master franchisees, but this formula hasn´t reached the expected results.

With the execution of these agreements, Telepizza, S.A. finishes the process of reorganising and has achieved to reduce the indebtedness from 132 millions of euros (at the annual closing of 2000) to 102 millions of euros (forecast in 2003), this is to say a 26% reduction in the debt, that means 2.6 times the Ebitda of the company and nowadays it represents 2 times the Ebitda generated during this year.

The decision of finishing the activity in these countries, ends the process of write off of assets of Telepizza Group, and it will imply an improvement in the results of the following years, this decision will allow the Group to direct the management and investments, regarding the international division, towards the areas with a growing development and in which the company has a leadership position in each market, Portugal, Poland and Chile. The company will continue with the development in Centro America in cooperation with Grupo Campero.